Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549


Ladies and Gentlemen:

We have read the statements made by Nuveen Quality
Preferred Income Fund 3 and are in agreement with the statements contained in Sub-Item 102J of Form N-SAR. We have no basis to agree or disagree with other statements of the registrant contained therein.


 /s/ ERNST & YOUNG LLP

Chicago, Illinois
March 27, 2015













A member firm of Ernst & Young Global Limited